555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Brussels	New York
	Chicago	Orange County
	Doha	Paris
June 17, 2010	Dubai	Riyadh
	Frankfurt	Rome
	Hamburg	San Diego
	Hong Kong	San Francisco
	Houston	Shanghai
	London	Silicon Valley
	Los Angeles	Singapore
Larry Spirgel	Madrid	Tokyo
Assistant Director	Milan	Washington, D.C.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Beasley Broadcast Group, Inc.
Form 10-K for the year ended December 31, 2009
Filed March 11, 2010
File No. 000-29253

Dear Mr. Spirgel:

We hereby respond on behalf of Beasley Broadcast Group, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comment dated June 3, 2010 to the above referenced Periodic Report. The Company has filed this letter (tagged correspondence) via EDGAR. For your convenience, each of the comments is set out immediately preceding the corresponding response. Please note that where the context requires, the term “Company” means Beasley Broadcast Group, Inc. and its consolidated subsidiaries.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Liquidity and Capital Resources, page 26

1.	We note that you repaid $15.3 million of your outstanding debt with proceeds from the sale of radio station assets. Tell us whether your cash provided by operating activities is expected to be sufficient to repay and service your significant debt obligations or whether you expect to rely upon additional asset sales to help reduce your outstanding indebtedness.

June 17, 2010

Response: The Company has informed us that the repayment of $15.3 million of outstanding debt with proceeds from the sale of radio station assets was made pursuant to the requirements of its credit facility. The Company does not expect to rely on additional asset sales to help reduce its outstanding indebtedness. However, pursuant to the terms of its credit facility, any proceeds in excess of $100,000 from any future asset sales must be used to repay the outstanding balance under its credit facility. The Company has also informed us that it expects its cash from operating activities to be sufficient to service its existing debt obligations, which include scheduled interest and principal payments on this debt. The Company currently intends to refinance its existing credit facility at or before the expiration of its term.

Definitive Proxy Statement filed April 15, 2010

2009 Summary Compensation Table, page 8

2.	We note the salaries of your named executive officers decreased from 2008 to 2009. If your salaries decrease in a similar fashion in the future, please disclose the reasons for the decrease.

Response: The Company has informed us that if the salaries it pays to its named executive officers materially decrease in the future, then to the extent necessary to an understanding of the information disclosed in the summary compensation table, it will disclose the material reasons for the decrease(s).

3.	We note you have paid non-equity incentive plan compensation to your NEOs but have not explained why your NEOs earned such compensation. Please disclose any objective performance targets or other subjective factors that were taken into account in awarding non-equity incentive plan compensation. In this disclosure, please avoid general statements and discuss the specific reasons for awarding compensation to your NEOs.

Response: The Company has informed us that, as required by Item 402(o)(5) of Regulation S-K, if it makes non-equity incentive plan awards to its named executive officers in the future, then to the extent necessary to an understanding of the information disclosed in the summary compensation table, it will disclose the material terms of the non-equity incentive plan awards, including a general description of the formula or criteria applied or to be applied in determining the amount of the awards.

*    *    *    *    *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

June 17, 2010

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *    *

If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-1028.

Very truly yours,

/s/ Patrick Shannon

Patrick Shannon of LATHAM & WATKINS LLP

cc:	George G. Beasley, Chairman of the Board and Chief Executive Officer
Beasley Broadcast Group, Inc.

Caroline Beasley, Chief Financial Officer
Beasley Broadcast Group, Inc.